(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

September 30, 2019

(Unaudited – in U.S. Dollars)

Notice to Reader:

These condensed interim consolidated financial statements have not been reviewed by the Company’s independent auditor. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	September 30, 2019	December 31, 2018
Assets		$	$
Current assets:
Cash and cash equivalents		2,529	47
Other receivable		3	2
Marketable securities	3	242	156
Prepaid		-	4
		2,774	209
Non-current assets:
Exploration and evaluation assets	4	28,297	32,533
Reclamation bonds		34	62
		28,331	32,595
Total Assets		31,105	32,804

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		155	365
Convertible notes	6	282	-
Loan payable	5	-	305
Related party loan payable	10(c)	-	210
		437	880
Non-current liability
Convertible notes	6	-	721
Derivative liabilities	7	163	572
		163	1,293
Total Liabilities		600	2,173
Shareholders' Equity
Share capital	8	101,424	100,729
Contributed surplus	6,7	19,234	18,820
Deficit		(90,153)	(88,918)
		30,505	30,631
Total Liabilities and Shareholders' Equity		31,105	32,804

See the accompanying notes to the condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors on November 7, 2019:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended September		Nine months ended September 30,
	Note	2019	2018	2019	2018
		$	$		$
General administrative expenses
Administration and office		99	90	229	228
Consulting		-	-	16	-
Investor relations and communications		36	3	130	74
Personnel costs	4	202	117	624	353
Professional fees		1	(11)	44	57
Transfer agent and regulatory fees		12	7	62	34
Travel and development		14	2	95	39
		(364)	(208)	(1,200)	(785)

Fair value gain on derivative liabilities		135	74	155	321
Foreign exchange loss		(9)	(14)	(23)	(12)
Gain on convertible notes		2	-	2	-
Unrealized gain on marketable securities		64	36	86	89
Interest on convertible notes		(18)	(54)	(176)	(96)
Other income (expenses)		4	-	38	-
Share-based compensation	9 (b)	(7)	(91)	(117)	(91)
		171	(49)	(35)	211

Loss and comprehensive loss for the period		(193)	(257)	(1,235)	(574)
Lloss per share - basic and diluted		(0.00)	(0.00)	(0.01)	(0.00)
Weighted average number of common shares
outstanding		209,067,522	200,969,314	205,755,523	200,969,314

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

	For the nine months ended September 30,
	2019	2018
	$	$
Operating activities
Net loss for the period	(1,235)	(574)
Items not involving cash:
Fair value gain on derivative liabilities	(155)	(321)
Foreign exchange loss	23	12
Gain on settlement of convertible notes	(2)	-
Interest expense	172	67
Share-based compensation	117	91
Unrealized ga in on marketable securities	(86)	(89)
	(1,166)	(814)
Changes in non-cash working capital
Other receivable	(1)	-
Prepaid	4	-
Accounts payable and accrued liabilities	(238)	(3)
Cash used in operating activities	(1,401)	(817)

Financing activities
Shares issued for cash	132	-
Convertible notes proceeds, net of issuance costs	-	961
Related party loan	(218)	207
Loan payable	(311)	(295)
Cash (used) proivded by in financing activities	(397)	873

Investing activities
Expenditures on mineral properties	(1,421)	(1,599)
Net proceeds from sale of water rights	5,685	-
Reclamation bonds	28	-
Cash provided by (used) in investing activities	4,292	(1,599)
Effect of foreign exchange on cash and cash equivalents	(12)	19
Increase (decrease) in cash and cash equivalents	2,482	(1,524)
Cash and cash equivalents, beginning of period	47	1,575
Cash and cash equivalents, end of period	2,529	51
Supplemental cash flow information
Exploration expenditures included in accounts payable	$124	$73
Interest paid in cash	$44	$-
Shares issued for interest	$45	$-

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common Shares
	Number of	Amounts	Contributed Surplus	Deficit	Total
	Shares	($)	($)	($)	($)
Balance, December 31, 2017	200,969,314	100,729	18,729	(87,499)	31,959
Share-based compensation	-	-	91	-	91
Net loss for the period	-	-	-	(574)	(574)
Balance, September 30, 2018	200,969,314	100,729	18,820	(88,073)	31,476

Balance, December 31, 2018	200,969,314	100,729	18,820	(88,918)	30,631
Shares issued for cash	3,000,000	113	-	-	113
Shares issued for convertible notes	12,846,296	547	313	-	860
Shares issued for stock options exercised	400,000	35	(16)	-	19
Share-based compensation	-	-	117	-	117
Net loss for the period	-	-	-	(1,235)	(1,235)
Balance, September 30, 2019	217,215,610	101,424	19,234	(90,153)	30,505

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company acquires mineral properties by way of option or lease agreements and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

	a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared under International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2018, except in relation to leases as described in 2(c) below.

	b.	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

	c.	Accounting policy change – Adoption of IFRS 16 Leases

The Company adopted the provisions of IFRS 16 Leases effective January 1, 2019.

IFRS 16, Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company does not have any leases, accordingly, the adoption of IFRS 16 does not have a significant impact on its financial statements.

3.	MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $242,061 (December 31, 2018 - $156,654). During the nine months ended September 30, 2019, an$85,407 gain was recognized in the statement of loss and comprehensive loss.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

4.	MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties, has an option to earn a 100% interest in the Bear and Wassuk properties, and a 90% interest in Groundhog property, respectively.

On September 13, 2018, the Company entered into a purchase and sale agreement, subsequently amended, with Desert Pearl Farms LLC (“Desert Pearl”), to sell certain primary groundwater rights associated with its copper property in Yerington for adjusted gross proceeds of $6.02 million.

Desert Pearl deposited an initial $625,920 into escrow, half of which was released to the Company in October 2018 and January 2019, respectively, for its corporate use. On March 3, 2019, the Company announced the closing of the water rights sale and received the remaining net proceeds of $5.37 million. The net proceeds have been recorded as a reduction of the mineral property carrying value according to the Company’s accounting policy.

The Company defers acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. During the nine months ended September 30, 2019, 42% of the personnel costs were related to the Company’s U.S. technical employees which were recorded in mineral properties in the same period 2018 and reclassified to the statement of loss in the year-end 2018.

As of September 30, 2019, total mineral property maintenance and exploration costs are listed in the table below:

	MacArthur	Yerington	Bear	Other	Groundhog	Total
(In thousands of U.S. dollars)	$	$	$	$	$	$
Balance, December 31, 2018	18,218	10,578	1,012	1,105	1,620	32,533
Property maintenance	159	88	138	199	4	588
Geological & mapping	2	-	17	-	56	75
Geophysical & survey	-	-	-	-	367	367
Assay & labs	15	-	-	-	-	15
Environmental	-	162	-	-	-	162
Field support & overhead	-	12	-	-	175	187
Technical study	55	-	-	-	-	55
Net proceeds from	231	262	155	199	602	1,449
water right sale	-	(5,685)	-	-	-	(5,685)
Balance, September 30, 2019	18,449	5,155	1,167	1,304	2,222	28,297

a)	MacArthur and Yerington, Nevada

The MacArthur property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

The Yerington property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

b)	Bear Deposit, Nevada

The Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

in cash payments over 11 years ($4.54 million paid) in order to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

•	$238,000 due in 2019 ($138,000 paid);
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022 respectively, and
•	$101,000 due in 2023.

	c)	Wassuk, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Yerington, amended, over ten years and is required to make $1.51 million in cash payments ($0.955 million paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due by August 1, 2020 and 2021 in the amounts of $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

	d)	Groundhog, Alaska

On April 25, 2017, the Company signed a five-year lease agreement, subsequently amended to six years, with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in the Groundhog property located in Alaska. To earn its 90% interest, the Company is required to provide Chuchuna with a total of $5 million in exploration funding (a minimum of $0.5 million per year after year one) plus a lump sum of $3 million in the final year.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually. Since April 2017, the Company has met its annual commitments and funded total $2.22 million in exploration. During the nine months ended September 30, 2019, the Company spent $0.6 million in exploration half of which was associated with a geophysical survey.

	e)	Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in mining claims in White Pine County, Nevada, over six years for $0.6 million.

The project is subject to a 2.5% NSR upon commencing commercial production, which can be purchased to a 1.5% NSR in consideration for $1.0 million.

5.	LOAN PAYABLE

The Company borrowed $500,000 by a secured note from Freeport-McMoRan Nevada LLC (“Freeport Nevada”) on May 8, 2015,to facilitate a real property interest acquisition within the Bear Deposit area. The loan was extended and partially repaid in 2018,and as of September 6, 2018, the remaining amount of $295,467 was agreed to mature on March 6, 2019,with an annual interest rate of 10%, compound daily.

The Company recorded $5,559 in interest expense during the nine months ended September 30, 2019, and fully repaid $310,700 of principal and interest to Freeport Nevadaon March 6, 2019.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

6.		CONVERTIBLE NOTES

On August 28 and September 20, 2018, the Company completed non-brokered private placements in tranches by way of secured convertible notes for gross proceeds of $550,000 and Canadian dollars (“CAD”) $550,000 each. The convertible notes bear simple interest at a rate of 10% per annum, payable in arrears, until February 28, 2020, and March 20, 2020 (CAD 50,000). Interest may be paid in cash or shares at the option of the noteholders, subject to regulatory approvals in the case of share payments.

In August 2019, $550,000 and CAD 50,000 were converted into units at $0.05 or CAD 0.065 per unit. Each unit consists of a common share and a share purchase warrant which entitles the holder to acquire an additional common share at $0.05 or CAD 0.065 for a period of four years from the issuance date of the convertible notes.

Of the interest due, $44,507 was paid by issuing 1,077,066 shares and $13,012 interest was paid in cash. A total 12,846,296 common shares were issued for the principal converted and portion of the related interest.

As a result, a $2,092 gain on the conversion was recorded in the statement of loss and comprehensive loss. The remaining CAD 500,000 convertible notes maybe converted at CAD 0.10 per unit until the expiry date of February 28, 2020.

7.		DERIVATIVE LIABILITIES

The conversion of the remaining convertible notes into units could result in a variable number of shares to be issued; the Company also has certain warrants exercisable in a different currency from the Company’s functional currency. The conversion feature and the warrants are classified as derivative liabilities carried at fair value and revalued at each reporting date.

As of September 30, 2019, the derivative liabilities were related to the remaining CAD 500,000 convertible notes and 769,230 warrants with CAD exercise prices and were revalued using the weighted average assumptions: volatility of 106%,the expected term of 3 years, discount rate of 1.40% and dividend yield of 0%.

8.		SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

In August 2019, the Company issued 12,846,296 common shares for the converted notes including principal and a portion of the interest accrued.

In January 2019, the Company issued closed a non-brokered private placement by issuing 3,000,000 common shares for a gross proceed of CAD 150,000. The Company also received CAD$25,000 on exercise of 400,000 stock options.

9.		WARRANTS AND STOCK OPTIONS

	a)	Share purchase warrants

As of September 30, 2019, the Company had the following warrants outstanding:

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Expiry date		Exercise price	September 30, 2019	December 31, 2018
October 3, 2019		$0.16	19,000,000	19,000,000
August 28, 2022		$0.05	11,000,000	-
September 20, 2022	CAD	0.065	769,230	-
			30,769,230	19,000,000

On October 3, 2019, 19,000,000 warrants expired unexercised.

b)	Stock options

The Company has a stock option plan under which it is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The table below presents changes in stock options during the nine months ended September 30, 2019:

	Number of	Weighted Average
	Options	Exercise Price (CAD$)
Outstanding, beginning of period	14,860,000	0.09
Granted	3,450,000	0.065
Expired	(2,815,000)	0.10
Exercised	(400,000)	0.0625
Outstanding, end of period	15,095,000	0.08
Exercisable, end of period	15,095,000	0.08

The following table summarizes information about stock options outstanding by expiry dates with an exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	September 30, 2019	December 31, 2018
June 25, 2019	0.10	-	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,795,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,570,000
June 21, 2024	0.065	2,950,000	-
August 8, 2024	0.060	500,000	-
		15,095,000	14,860,000

The Company used the following assumptions in the Black-Scholes option pricing model: volatility 103%, risk-free interest rate 1.4%, expected life five years, forfeiture rate and expected dividend yield 0%.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Share-based payment expenses were allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2019	2018	2019	2018
	$	$	$	$
Consultants	7	22	38	22
Directors and officers	-	53	60	53
Employees	-	16	19	16
	7	91	117	91

10.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2019	2018	2019	2018
	$	$	$	$
Salaries	98	108	310	326
Directors' fees	9	9	27	27
Share-based compensation	-	53	60	53
	107	170	397	406

	b)	Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the nine months ended September 30, 2019, the Company paid $47,294(CAD63,180) to Manex for its Vancouver office space and general office services. During the period the Company renegotiated its service agreement with Manex to a monthly rate of CAD 7,500effective April 1, 2019. Either party can terminate the agreement at any time with 60 days written notice.

c)

During the 2018 year-end, Mr. Thomas Patton, Chairman of the Company, advanced a total of CAD 400,000 as a loan to the Company in order for it to meet its operating expense requirements. The loan was unsecured, bearing an interest of 10% per annum. $100,000 (CAD130,000)was repaid in August 2018, the remaining principal and accrued interest totaling$218,369 (CAD 292,134) were repaid on March 12, 2019.

11.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company’s approach to capital management, the financial instrument risks or management’s approach to those risks during the period ended September 30, 2019.

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